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Exhibit 12

SIMON PROPERTY GROUP, L.P.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands)

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Pre-tax income from continuing operations	$730,453	$473,557	$466,128	$441,560	$527,888
Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	45,313	49,939	46,124	60,614	46,633
Minority interest in income of majority owned subsidiaries	11,524	13,743	9,687	7,277	10,498
Distributed income from less than 50% owned unconsolidated entities	53,000	66,165	45,909	42,939	37,811
Amortization of capitalized interest	5,027	2,772	2,533	1,845	1,872
Fixed Charges	958,818	904,324	748,643	684,226	673,562
Less:
Income from unconsolidated entities	(110,819)	(81,807)	(81,113)	(101,093)	(77,389)
Interest capitalization	(34,073)	(15,502)	(15,546)	(10,916)	(5,507)

Earnings	$1,659,243	$1,413,191	$1,222,357	$1,126,452	$1,215,368

Fixed Charges:
Portion of rents representative of the interest factor	9,052	8,869	7,077	5,489	4,236
Interest on indebtedness (including amortization of debt expense)	915,693	879,953	726,020	667,821	663,819
Interest capitalized	34,073	15,502	15,546	10,916	5,507

Fixed Charges	$958,818	$904,324	$748,643	$684,226	$673,562

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	1.73x	1.56x	1.63x	1.65x	1.80x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations including income from minority interests and our share of pre-tax income from 50%, or greater than 50%, owned unconsolidated entities which have fixed charges, and including distributed operating income from less than 50% owned unconsolidated joint ventures instead of income from the less than 50% owned unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, and amortization of debt issue costs.

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  Exhibit 12